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                             September 22, 2020

       John Hamill
       Chief Financial Officer
       WINDTREE THERAPEUTICS INC /DE/
       2600 Kelly Road, Suite 100
       Warrington, Pennsylvania 18976

                                                        Re: WINDTREE
THERAPEUTICS INC /DE/
                                                            Registration
Statement on Form S-3
                                                            Filed September 17,
2020
                                                            File No. 333-248874

       Dear Mr. Hamill:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-3 filed September 17, 2020

       Cover Page

   1. It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus
cover page to disclose the calculation of the aggregate market value of your
outstanding voting and nonvoting common equity and the amount of all securities offered
pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on,
and includes, the date of the prospectus. Refer to Instruction 7 to
                                                        General Instruction
I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form
S-3.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 John Hamill
WINDTREE THERAPEUTICS INC /DE/
September 22, 2020
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Crotty at 202-551-7614 or Celeste Murphy at 202-551-3257 with any questions.



                                                           Sincerely,
FirstName LastNameJohn Hamill
                                            Division of Corporation Finance
Comapany NameWINDTREE THERAPEUTICS INC /DE/
                                            Office of Life Sciences
September 22, 2020 Page 2
cc:       Rachael Bushey
FirstName LastName